Exhibit 13.6

Energy Hunter Resources Agrees To Acquire Permian Basin Mineral Rights

NEWS PROVIDED BY

Energy Hunter Resources, Inc.

Sep 28, 2016, 09:00 ET

DALLAS, Sept. 28, 2016 /PRNewswire/ -- Energy Hunter Resources, Inc., an oil-focused energy company headquartered in Dallas, Texas(www.energyhunter.energy), today announced that it has entered into an agreement to acquire mineral rights under approximately 320 gross acres located in Howard County, Texas. Energy Hunter estimates that a total of nine wells can be drilled on this acreage position and an active drilling program is currently underway.  The Lower Spraberry and Wolfcamp A are horizontal targets in the offset wells.  Potential horizontal development exists in the Wolfcamp B and Wolfcamp C benches as well.  A sixty day due diligence period to confirm title is currently in process and the transaction is anticipated to close within that time period.

Gary C. Evans, Chairman and Chief Executive Officer of Energy Hunter Resources said, “The pending mineral rights acquisition located in the core of the Midland Basin signals our continued commitment toward unlocking value in one of the most economic plays in North America.  As of September 23, 2016, there were a total of 168 horizontal drilling rigs running in the Permian Basin of West Texas, up 211 percent from a low of 53 drilling rigs operating in April 2016.  This continued recovery during a depressed commodity priced environment represents the fastest recovery of any U.S. resource play as an increasing number of E&P operators allocate capital toward regions that can generate superior economic returns.”

Evans continued, “Acquiring mineral rights located in strategic operating regions such as the Midland Basin complements our disciplined growth strategy as the investment in mineral rights provides an opportunity for positive cash flow without increasing future capital expenditures or suffering any operating cost burdens.”

About Energy Hunter Resources, Inc.

Energy Hunter Resources, Inc. is an independent, oil-focused exploration and production company headquartered in Dallas, Texas with a mission to own and operate properties within some of the most prolific resource plays in the United States. Initially focusing on the Eagle Ford Shale and Permian Basin, our aim is to create substantial shareholder value through a balanced program of acquisitions and low-risk development and exploitation opportunities utilizing horizontal drilling and fracture stimulation technology.

Forward-Looking Statements

This press release contains forward-looking statements that reflect certain assumptions and expectations about future events, developments and circumstances.  Energy Hunter Resources, Inc. can give no assurance that such assumptions and expectations will prove to be correct. Forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Factors that could cause the company’s actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: Uncertainties inherent in the company’s exploration and development efforts; the price of oil, natural gas and other produced gasses and liquids; the worldwide economic situation and other market or economic conditions affecting the oil and gas industry, including, for example, the scope and duration of oversupply conditions and economic recessions; changes in interest rates or inflation; the ability of the company to transport gas, oil and other products; the ability of the company to raise additional capital, as it may be affected by current conditions in the stock market and competition in the oil and gas industry for risk capital; the company’s capital costs, which may be affected by delays or cost overruns; costs of production; environmental and other regulations, as the same presently exist or may later be amended; the company’s ability to identify, finance, consummate and integrate any future acquisitions; the ability of the company to accomplish a public listing of its common stock, and if a public listing is accomplished, to establish and maintain an active trading market, and the potential volatility of the company’s stock price. You are urged to carefully review and consider the cautionary statements and other disclosures. Forward-looking statements speak only as of the date of the document in which they are contained, and Energy Hunter does not undertake any duty to update any forward-looking statements except as may be required by law.

Legal Disclaimer

Energy Hunter Resources, Inc. may, in the future, undertake a public offering exempt from registration pursuant to Regulation A under the Securities Act. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

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SOURCE Energy Hunter Resources, Inc.

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